Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Hundy, Inc.
45 SW 9th Street, Suite 2810
Miami, FL 33130
https://www.hundy.com

Up to $396,724.79 Convertible Promissory Note.
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Hundy, Inc.
Address: 45 SW 9th Street, Suite 2810, Miami, FL 33130
State of Incorporation: DE
Date Incorporated: August 26, 2016

Terms:

Convertible Promissory Notes

Offering Minimum: $10,000.00 of Convertible Promissory Note.
Offering Maximum: $396,724.79 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Common Stock when the company raises $1,500,000.00 in a qualified equity financing.
Maturity Date: December 01, 2022
Valuation Cap: $5,750,000.00
Discount Rate: 20.0%
Annual Interest Rate: 6.0%
Minimum Investment Amount (per investor): $100.00

Terms of the underlying Security

Underlying Security Name: Common Stock

Voting Rights:
One vote per share.

Material Rights:

<p>Stock Options </p> <p></p> <p>The total amount outstanding includes 663,650 of shares that are reserved and committed to employees, consultants, and advisors but have not yet been approved or issued. </p> <p>Stockholders Agreement </p> <p></p> <p>The following material rights apply only to individuals who are party to the Stockholders Agreement. Convertible Note holders investing this offering are not party to this agreement. </p> <p></p> <p>1.1 Covered Shares. All common shares (i) issued to persons in their role as founders, employees, contractors, consultants, or advisors, or designated as being subject to transfer restrictions in the stock purchase, option exercise, grant notice, or other instrument(s) or agreement(s) between Hundy and such person by which such person first acquired their shares (their "Stock Purchase Agreement"), or (ii) designated as such by agreement between Hundy and a Holder of such shares, shall in each case be deemed Covered Shares. Common shares issued to Investors as warrant coverage with respect to a cash investment, or due to conversion of their Preferred Shares or Convertible Notes, shall not be deemed Covered Shares unless explicitly made so. </p> <p></p> <p>2. Drag-along Rights </p> <p></p> <p>2.1 New

stockholder agreements. Should Hundy and the Holders of a majority of voting rights of Covered Shares agree to enter into a new or amended stockholder agreement or similar agreement or agreements, or revised bylaws, either: (a) that restate or alter procedures applying to the Restrictions, and other technical terms of this Agreement, or that contain new or amended Voting and Corporate Governance provisions, or (b) in connection with a round of equity finance (each, a "New Stockholder Agreement"), Holder agrees to be bound by and become a party to that New Stockholder Agreement, provided that: (a) the New Stockholder Agreement does not materially alter the financial terms applicable to their shares except in an incidental manner, and (b) the officers and Directors of Hundy also agree to be bound to the new Stockholder Agreement with respect to any Covered Shares they may hold. The provisions of any New Stockholder Agreement will supersede the corresponding provisions of this Agreement. Notwithstanding the foregoing, per Section 202(b) of the General Corporation Law of Delaware, no further Restriction on Covered Shares shall be binding on their Holder, including any that would materially change, waive, amend, or supersede the provisions of Section 1, whether by the Certificate of Incorporation or Bylaws of Hundy, a New Stockholder Agreement, or otherwise, unless such Holder is party to an agreement applying, or has voted for, such Restriction. </p> <p></p> <p>2.2 Sale of company. Should Hundy and the Owners of a majority of voting rights of its then outstanding common shares (whether or not they are Covered Shares, and not including any unconverted preferred shares) accept an offer to sell Hundy, or to transfer or exchange a majority of Hundy's outstanding voting stock or assets in a merger, business combination, or otherwise, Hundy may send a notice of the details of the proposed transaction to all of its stockholders, and will have a right to require that all, or a portion of Holders, include the same portion of their Covered Shares in the transaction as in accordance with the terms of that notice. </p> <p></p> <p>2.3 Limitation. The Drag-Along Rights in this Section 2 apply only to Covered Shares, and do not apply to any Holder who owns 10% or more of the outstanding capital stock of Hundy on an as-converted and basis (not including options, warrants, or other non-outstanding shares that would be counted towards the fully diluted capitalization), or who is otherwise excluded by written instrument or overriding law from the application of this Section 2.</p> <p></p> <p></p>

Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below.

<u>COVID Relief</u>

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the

Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Investment Bonuses*

Time-Based

Invest in Week 1 - Get a 20% bonus on the Convertible Note interest rate

Invest in Week 2 - Get a 15% bonus on the Convertible Note interest rate

Invest in Week 3 - Get a 10% bonus on the Convertible Note interest rate

Invest in Week 4 - Get a 5% bonus on the Convertible Note interest rate

* $400 minimum investment required to receive perks

Amount-Based

$100+

All investors (currently iOS device required) receive 1 member sponsorship option (per $100 invested) in the Hundy app community for a period of 6 months.

$1,000+

Investment

Tier 1

Receive 10 member sponsorship options in the Hundy app community with a bonus 3 months beyond the standard 6 month term offered to all investors in this offering (9 months)

$2,500+

Investment

Tier 2

Receive 25 member sponsorship options in the Hundy app community with a bonus 6 months beyond the standard 6 month term offered to all investors in this offering (12 months)

$5,000+

Investment

Tier 3

Receive 50 member sponsorship options in the Hundy app community with a bonus 9 months beyond the standard 6 month term offered to all investors in this offering (15 months)

$10,000+

Investment

Tier 4

Receive 100 member sponsorship options in the Hundy app community with a bonus 1 year beyond the standard 6 month term offered to all investors in this offering (18 months)

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

Hundy, Inc. will offer 10% additional bonus interest for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 6.6% instead of 6%.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Founded in August 2016, Hundy is a peer-to-peer microlender focused on America's new middle class. Hundy helps people get loans of up to a few hundred dollars from the people around them via a friendly, mobile-only app. What makes us different is that we've built a loyal community centered around the sharing and celebration of good character, a key component of creditworthiness that has been lost in the age of FICO. Since January 2018, we've originated over 10,000 loans and deposit advances, have over a third of our borrowers participating in the community and have amassed a waitlist across the country of over 250,000 users. We envision helping to build a world in which anyone who is creditworthy has access to an affordable financial cushion from those around them, especially non-accredited investors.

Competitors and Industry

The market for non-prime personal loans consists at the low end of short term payday loans and at the high end of longer term installment loans. Typically borrowers using these loans products don't have access to traditional credit, so the only other options they're left with are to pay exorbitant overdraft or late fees, borrow from friends & family or forego needed expenditures altogether.

Fortunately, there are a new set of fintechs that are broadly targeting the underserved middle segment of borrowers above with loans under a few thousand dollars using alterative credit models and new distribution channels. These include the point of sale lenders such as Affirm, Klarna and Afterpay as well as payroll advance providers such as Earnin, DailyPay and PayActiv. These companies are currently indirect competitors of Hundy.

Hundy's direct competition is comprised of another new set of fintechs focused on small dollar lending categorized as follows:

P2P Lenders - In the US, Prosper and Lending Club have left the bottom – subprime and less than a $2k loan size - relatively untouched. Due to their low-frequency use case and the fact that most of their lending capital now comes from institutions, they have failed to capitalize on this opportunity. Some new entrants in the space are Solo Funds and Lenme are attacking the low end, but both appear to suffer from a lack of quality contol due to their decentralized approach.

Direct Lenders - Our main sub-prime competitor, Lendup, has shown an inclination to act like a traditional payday lender as demonstrated by the fines they've received from both the US and state governments. Possible Finance is a newer entrant, which is not making the same mistakes and is growing quickly as a result. However, neither of these companies appears to focus on building a two-sided marketplace with community.

Microlenders - Non-profit platforms like Kiva have done a great job building community around lending, but because there is no financial incentive built into their lender models beyond the social good, they haven't scaled in the US.

The rise of the mobile payments platform Venmo has shown how building community around small payments can drive network effects, which has led to their dominant position in mobile P2P payments. Hundy believes a similar outcome will prevail in small-dollar lending. We designed a P2P community directly into our for-profit lending engine from inception. As the P2P community grows, we'll get better signals to underwrite with, which will drive default rates and associated costs down, allowing us to pass the cost savings back to borrowers in the form of lower prices thereby creating a virtuous cycle.

Current Stage and Roadmap

In 2016, we built and delivered an MVP (minimum viable product), and from our experience with this over the next 8 months, in 2018 we launched our full platform with the Hundy community at the center.

There are 3 layers to our community-focused mobile platform design:

1) A social feed where community members share their achievements of good character (paid early, paid on time, paid 60-day installment, etc.).

2) Having non-accredited investors sponsor individual members in the Hundy community. This is currently being offered in beta to participants of our crowdfund offerings where members and investors can earn points that can be converted into cash back.

3) Both non-accredited investors and highly rated borrowers gaining ownership in the value of the network they help to create.

While building the platform out, we will also be expanding geographically. In addition, we will transition our credit model from a rules-based approach to an ML-based system resulting in a lower default rate over time as our community of borrowers and lenders grows.

The Team

Officers and Directors

Name: Peter Budlong

Peter Budlong's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder & CEO
  Dates of Service: August 26, 2016 - Present
  Responsibilities: Strategy, operations, teambuilding and fundraising. Through 12/31/18, he received no salary or equity (beyond his founder shares) compensation for this role. Beginning on January 1, 2019 through present he has been paid a variable salary between approximately $3,000 to $5,000 per month for his role as CEO. He works full time and dedicates approximately 80 - 90 hours/week to Hundy.

- **Position:** Sole Member of the Board of Directors
  Dates of Service: August 26, 2016 - Present
  Responsibilities: To create and facilitate company resolutions requiring board approval. He receives no salary or equity compensation for this role.

Other business experience in the past three years:

- **Employer:** SymplApps LLC
  Title: Managing Member
  Dates of Service: June 15, 2015 - August 09, 2019
  Responsibilities: Managed the LLC. He received no salary or equity compensation for this role.

Name: Ramachandra Hegde

Ramachandra Hegde's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-founder & VP Engineering
  Dates of Service: August 26, 2016 - Present
  Responsibilities: Managing our development team, back end coding and operation of our technology infrastructure. Ramachandra receives approximately $3,000 per month for his role as VP Engineering. He works full time and dedicates approximately 50 - 60 hours/week to Hundy.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Convertible Promissory Notes should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be

no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, that we can achieve a default rate on loans that will allow us to become profitable, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation cap for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Convertible Promissory Note purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, to a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for at least one year. For the 12 months following your investment there will be restrictions on how you can resell the securities, should you elect to receive them. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired or raise further rounds of funding. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Convertible Promissory Notes in the amount of up to $396,724.79 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our loan capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this

additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our lending activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our lending activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing small dollar, single installment loans. Our revenues are therefore dependent upon the market for small dollar, single installment loans and any changes to local, state and national regulations governing such loans.

Some of our products are still in prototype phase and might never be operational products

It is possible that we may never be able to obtain the licenses (or the exemptions to such licenses) that we need to expand into new geographies. It is possible that the failure to obtain these licenses is the result of a change in business model upon the Company's making a determination that the prior business model will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the finding "product-market fit" stage. Delays or cost overruns in the development of our mobile app and failure of the product to meet our growth estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in finding an audience to download our app, changes to design and regulatory limitations. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

As a holder of convertible notes, you will have no voting rights. If the notes convert into Common Stock, you will be a minority holder. As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Insufficient Funds

Even if if the Company sells all the convertible notes it is offering now, the Company will need to raise more funds in the future, and if it is unsuccessful in doing so, the Company may fail. Even if the Company does make a successful offering in the future and you have chosen to have your note in this offering to convert into equity, the terms of the future offering might result in your investment in the company being worth less, because later investors might get better terms.

The Convertible Promissory Notes have no rights to vote until the date of maturity

The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock that the note in this offering converts into. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on the assumption that by increasing the advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Hundy, Inc. was formed on August 26, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Hundy, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and very little revenue. If you are investing in this company, it's because you think that the Company's two-sided community strategy is a good idea, that the team will be able to successfully market and sell our services, and that our platform will acquire enough borrowers and lenders so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the resources to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to originate loans is dependent on the outside government regulation such as the CFPB (Consumer Financial Protection Bureau), the FTC (Federal Trade Commission), the California DBO (Department of Business Oversight), and other relevant governmental bodies, laws and regulations. The laws and regulations concerning consumer lending may be subject to change and if they do then certain types of consumer lending may no longer be in the best interest of the Company. At such point the Company may no longer want to offer that type of consumer loan product and as a result your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including payment processing, credit review, accounting, legal work, public relations, advertising, technical infrastructure, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who access our internal data and the data of our customers. Further, any significant disruption in service on Hundy, Inc. or in its computer systems could reduce the attractiveness of the service and result in a loss of customers. Moreover, we rely on a third-party technology provider to provide our cloud computing, data storage, and data back-ups. Any disruptions of services or cyber-attacks either on our technology provider or on Hundy, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Investors will need to sign a joinder to the company's Stockholders Agreement.
Your rights and preferences as a company shareholder are part of the company's Stockholders Agreement, and not the company's Articles of Incorporation. For these rights to apply, you will have to sign a joinder to the Stockholders Agreement.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our noteholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our noteholders and will have no such right.

Our customers may default on their loans at a higher rate than forecast
Because we are in the consumer lending business we risk the non-timely return from borrowers of loaned capital. If our underwriting and antifraud capabilities degrade or do not improve over time, we risk a high charge off rate that could cause us to go out of business. In addition, even if these capabilities are maintained, we are subject to the consumer credit cycle which can drive systemic shifts across a large segment of our customer base that we may be unable to respond to in a timely manner.

There are many entrenched as well as new competitors who are better positioned than we are to retain or take the majority of the market.

With our two-sided marketplace approach to small dollar lending, we are taking a different approach to winning the category than both our entrenched competitors as well as new entrants. First, rolling out this kind of platform requires building two businesses at once and there is no guarantee that we will be able to either complete this task or to do it quickly enough to beat the competition. In addition, once we have both sides of the platform in place, there is no guarantee that the anticipated benefits from network effects and viral promotion will materialize, in which case we may need to pivot the company to be smaller to a traditional lender and spend more money on marketing than forecast.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Peter Budlong	4,670,338	Common Stock	76.9

The Company's Securities

The Company has authorized Common Stock, Convertible Promissory Note - Series 2019 - CF, SAFE (2.5/20), SAFE (3/15), SAFE (3/0), SAFE (4/0), Convertible Promissory Note - Series 2020 - CF, and Convertible Note Promissory Note - Series December 2020 - CF.

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,073,443 outstanding.

Voting Rights

One vote per share.

Material Rights

Stock Options

The total amount outstanding includes 663,650 of shares that are reserved and committed to employees, consultants, and advisors but have not yet been approved or issued.

Stockholders Agreement

The following material rights apply only to individuals who are party to the Stockholders Agreement. Convertible Note holders investing this offering are not party to this agreement.

1.1 Covered Shares. All common shares (i) issued to persons in their role as founders, employees, contractors, consultants, or advisors, or designated as being subject to transfer restrictions in the stock purchase, option exercise, grant notice, or other instrument(s) or agreement(s) between Hundy and such person by which such person first acquired their shares (their "Stock Purchase Agreement"), or (ii) designated as such by agreement between Hundy and a Holder of such shares, shall in each case be deemed Covered Shares. Common shares issued to Investors as warrant coverage with respect to a cash investment, or due to conversion of their Preferred Shares or Convertible Notes, shall not be deemed Covered Shares unless explicitly made so.

2. Drag-along Rights

2.1 New stockholder agreements. Should Hundy and the Holders of a majority of voting rights of Covered Shares agree to enter into a new or amended stockholder agreement or similar agreement or agreements, or revised bylaws, either: (a) that restate or alter procedures applying to the Restrictions, and other technical terms of this Agreement, or that contain new or amended Voting and Corporate Governance provisions, or (b) in connection with a round of equity finance (each, a "New Stockholder Agreement"), Holder agrees to be bound by and become a party to that New Stockholder Agreement, provided that: (a) the New Stockholder Agreement does not materially alter the financial terms applicable to their shares except in an incidental manner, and (b) the officers and Directors of Hundy also agree to be bound to the new Stockholder Agreement with respect to any Covered Shares they may hold. The provisions of any New Stockholder Agreement will supersede the corresponding provisions of this Agreement. Notwithstanding the foregoing, per Section 202(b) of the General Corporation Law of Delaware, no further Restriction on Covered Shares shall be binding on their Holder, including any that would materially change, waive, amend, or supersede the provisions of Section 1, whether by the Certificate of Incorporation or Bylaws of Hundy, a New Stockholder Agreement, or otherwise, unless such Holder is party to an agreement applying, or has voted for, such Restriction.

2.2 Sale of company. Should Hundy and the Owners of a majority of voting rights of its then outstanding common shares (whether or not they are Covered Shares, and not including any unconverted preferred shares) accept an offer to sell Hundy, or to transfer or exchange a majority of Hundy's outstanding voting stock or assets in a merger, business combination, or otherwise, Hundy may send a notice of the details of the proposed transaction to all of its stockholders, and will have a right to require that all, or a portion of Holders, include the same portion of their Covered Shares in the transaction as in accordance with the terms of that notice.

2.3 Limitation. The Drag-Along Rights in this Section 2 apply only to Covered Shares, and do not apply to any Holder who owns 10% or more of the outstanding capital stock of Hundy on an as-converted and basis (not including options, warrants, or other non-outstanding shares that would be counted towards the fully diluted capitalization), or who is otherwise excluded by written instrument or overriding law from the application of this Section 2.

Convertible Promissory Note - Series 2019 - CF

The security will convert into Common stock and the terms of the Convertible Promissory Note - Series 2019 - CF are outlined below:

Amount outstanding: $88,525.00
Maturity Date: September 04, 2020
Interest Rate: 12.0%
Discount Rate: 10.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: Qualified Financing of $1,500,000 or more

Material Rights

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its stock resulting in gross proceeds to the Company of at least $1,500,000.00 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Common Stock at conversion price equal to the lesser of (i) 90% of the per share price paid by the Investors or (ii) the price equal to the quotient of $4,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $4,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

SAFE (2.5/20)

The security will convert into Preferred shares and the terms of the SAFE (2.5/20) are outlined below:

Amount outstanding: $325,000.00
Maturity Date: January 01, 2099
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $2,500,000.00
Conversion Trigger: A bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

Material Rights

If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes, as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive.

SAFE (3/15)

The security will convert into Preferred shares and the terms of the SAFE (3/15) are outlined below:

Amount outstanding: $75,000.00
Maturity Date: January 01, 2099
Interest Rate: 0.0%
Discount Rate: 15.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: A bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

Material Rights

If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes, as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive.

SAFE (3/0)

The security will convert into Preferred shares and the terms of the SAFE (3/0) are outlined below:

Amount outstanding: $275,000.00
Maturity Date: January 01, 2099
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: A bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells

Preferred Stock at a fixed pre-money valuation.

Material Rights

If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes, as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive.

SAFE (4/0)

The security will convert into Preferred stock and the terms of the SAFE (4/0) are outlined below:

Amount outstanding: $100,000.00
Maturity Date: January 01, 2099
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: A bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

Material Rights

If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the

Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes, as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive.

Convertible Promissory Note - Series 2020 - CF

The security will convert into Common stock and the terms of the Convertible Promissory Note - Series 2020 - CF are outlined below:

Amount outstanding: $136,375.21
Maturity Date: June 01, 2022
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $5,500,000.00
Conversion Trigger: $1,500,0000 Qualified Equity Financing

Material Rights

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its stock resulting in gross proceeds to the Company of at least $1,500,000.00 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $5,500,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contract, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of interest then outstanding under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity.

Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $5,500,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

Convertible Note Promissory Note - Series December 2020 - CF

The security will convert into Common stock and the terms of the Convertible Note Promissory Note - Series December 2020 - CF are outlined below:

Amount outstanding: $0.00
Maturity Date: December 01, 2022
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $5,750,000.00

Conversion Trigger: $1,500,0000 Qualified Equity Financing

Material Rights

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its stock resulting in gross proceeds to the Company of at least $1,500,000.00 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $5,750,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contract, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of interest then outstanding under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity.

Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $5,750,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon a reasonably practicable following the Maturity Date.

What it means to be a minority holder

As a convertible noteholder of the company you will have no voting rights. Even upon conversion of the notes, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors in this offering who convert their investment into Common Stock should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $53.63
  Number of Securities Sold: 5,262,300
  Use of proceeds: This was used to help pay for the legal fees associated with the issuance of these shares.
  Date: August 02, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $88,525.00
  Use of proceeds: Company operations and funding of the loan pool.
  Date: May 29, 2020
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** Convertible Note
  Final amount sold: $20,000.00
  Use of proceeds: Operations
  Date: June 15, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $75,000.00
  Use of proceeds: To build our products, hire team members and fund operations.
  Date: April 07, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $325,000.00
  Use of proceeds: To build our products, hire team members and fund operations.
  Date: November 01, 2018

Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $275,000.00
  Use of proceeds: To build our products, hire team members and fund operations.
  Date: September 04, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $100,000.00
  Use of proceeds: To build our products, hire team members and fund operations.
  Date: September 20, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $136,375.21
  Use of proceeds: Company operations
  Date: October 29, 2020
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended June 30, 2019 compared to year ended June 30, 2020

Please note, Hundy, Inc.'s fiscal year ends June 30 annually.

The company was founded in September 2016 and began development on its mobile lending platform shortly after. In November 2016, we completed a friends & family raise of $150,000. For the next 9 months, we continued building out the platform and in October 2017 we began beta testing. In January of 2018, we released our platform to the public in both the App Store and Google Play, which is when we started generating revenue.

Revenue

Our revenue comes from the fees we collect on loans - currently about $12 per loan. Our biggest cost driver is loan defaults where currently 7.3% of loans have been charged off. We spent most of 2018 "doing things that don't scale" and being very cost-efficient, including foregoing any advertising. Net revenue for fiscal year 2019 was $26,815 and increased to $53,085 for fiscal year 2020.

Cost of Sales

Hundy current has no cost of sales.

Gross Margins

2020 Gross Profit increased to $53,085 from $26,815 in 2019 and our gross margins increased as a percentage of revenue. This improved performance was caused by our expansion and growth along with our direct-to-consumer sales and zero cost of sales.

Expenses

The company's expenses consist of, among other things, general and administrative expenses, and sales and marketing expenses. Our operating expenses for fiscal year 2019 were $166,163 and increased to $298,146 for fiscal year 2020.

In December of 2018, we completed a $329,000 angel round. In September of 2019, we completed our first Reg-CF crowdfund raising $86,625 along with $320,000 from angel investors. In 2020 (thru end November), we have raised an additional $138,145 via crowdfunding.

Historical results and cash flows:

We expect our average service fee to go up over time as we move from single pay loan and advance products to installment loan offerings with larger maximums. However, we don't see this having a material effect for at least 12 months.

We expect to be cash-flow negative for the foreseeable future. Our goal is to compete on price and to bring to market the first affordable short term, small-dollar loan product. We'll be able to do this via creative pricing strategies while aggregating a unique set of data from our community, which will give us an edge in underwriting.

Our business model in the long term relies on driving customer acquisition inexpensively through network effects (we currently spend very little on advertising) and retaining a high percentage of those customers (currently 82% come back for a loan at least once per year). We have tested advertising to strategically drive new borrower growth and have been able to achieve a breakeven 'return on spend' target for these test campaigns.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The primary source of operating capital for the company has been from SAFE notes. Prior to the close of the last fiscal year on June 30, 2020, we had raised $775,000 via SAFE notes. Subsequent to that, we have raised additional capital via our first Reg-CF raise of $88,525 (in 2019) and our second Reg-CF raise of $136,245 (in 2020).

As of Oct 31, 2020, we have $162,000 in working capital which includes both cash on hand and loan receivables (against loan notes from our borrowers).

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Hundy currently has the working capital to fund operations if the campaign goals are not reached for 90 days, and beyond that would need to accelerate a planned accredited investor raise if the crowdfund is unsuccessful.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Funds from this campaign are not necessary for the viability of the company. Based on the total funds the company has and intends to raise from accredited investors, the crowfunding campaign will be reponsbile for approximately one-half of our working capital. That said, if the campaign is not succcessful, we would have to scale back our growth plans.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The minimum raise will give us an additional two weeks of operation. Half of that would be spent on technology development and the other half on operational expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

The maximum raise will give us ten additional months of operation. A third of the raise would go to tech development, a third to operations and third to our credit facility.

Are there any additional future sources of capital available to your company?

(Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The max raise for this campaign is $396,854.79. Alongside this fundraising goal, we will have additional future sources of capital available to the company as we intend to raise up to another $500k from accredited investors.

Indebtedness

- **Creditor:** Law Offices of Paul Soter
  Amount Owed: $11,193.25
  Interest Rate: 5.0%
  Maturity Date: March 31, 2021
  (1) This is a promissory note, (2) The loan matures upon the first qualified financing of $500,000 or more after the initial Reg-CF offering.

- **Creditor:** Morrison & Foerster
  Amount Owed: $1,136.00
  Interest Rate: 0.0%
  Maturity Date: March 31, 2021

- **Creditor:** Various crowdfund noteholders
  Amount Owed: $136,245.00
  Interest Rate: 6.0%
  Maturity Date: June 01, 2022
  Conversion; Repayment Premium Upon Sale of the Company. (a) In the event that the Company issues and sells shares of its stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its stock resulting in gross proceeds to the Company of at least $1,500,000.00 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $5,500,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) (b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction. (c) Notwithstanding any provision of this Note to the contract, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the

Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of interest then outstanding under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company. (d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $5,500,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

- **Creditor:** SBA PPP
  Amount Owed: $4,000.00
  Interest Rate: 0.98%
  Maturity Date: April 25, 2022
  The original balance due is $16,250.00, which is subject to forgiveness except for $4,000.00.

Related Party Transactions

- **Name of Entity:** Pete Budlong
  Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: From time to time, the company received an advance/loan from one of its existing shareholders Pete Budlong. The loan bears no interest and had an outstanding balance in the amount of $5,107 as of fiscal year ended June 30, 2019. This loan was classified as short term loan as of June 30, 2019 and it was paid off during the year ended June 30, 2020.

Material Terms: On August 9, 2019 the Company signed a lease agreement with Umberto Sorbo Revocable Trust for a work/live space shared between Pete Budlong (Hundy) and Jon Lamb (Brickell) who is an early investor in the company. The company paid $1,500 per month and Brickell paid $2,500 per month. The lease matures after 12 months, beginning August 9, 2019 and ending August 8, 2020. On December 17, 2019 the Company signed a lease agreement with WeWork for a shared work space between Pete Budlong (Hundy) and Jon Lamb (Brickell) who is an early investor in the company. The Company paid $973 per month and Brickell paid $467 per month. The space was intended to be expanded as we added more people but was only retained for 4 months due to Covid.

Valuation

Valuation Cap: $5,750,000.00

Valuation Cap Details: Our most recent crowdfund offering was done at a $5.5M cap. We have since launched in 8 new states, doubling our geographic footprint. The $250k increase in the valuation cap factors in this progress.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  16.5%
  Will be used for miscellaneous operational expenses. Includes expenses such as rent ($500), SaaS subscriptions ($200), internet ($100) , phone service ($200) and legal/compliance ($650).

- *Salaries*
  30.0%
  Used for CEO compensation

- *Technology Development*
  50.0%
  Used for consulting fees to build and maintain our technology. VP Engineering

($3,000) and Lead Developer ($2,000).

If we raise the over allotment amount of $396,724.79, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  11.0%
  Will be used for miscellaneous operational expenses. Includes expenses such as rent ($12,000), SaaS subscriptions ($2,400), internet ($1,200), phone service ($2,400), ops management ($18,000) and legal/compliance ($12,250).

- *Credit Facility*
  33.0%
  Funds ($150,000) will be put into our company credit facility. This will be used to fund loans, which generate revenue for the company.

- *Marketing*
  18.0%
  Primarily used to purchase advertising on Facebook, Instagram and the App Store ($70,000), and to run our social media efforts ($10,000). Objective of the ad spend is to drive installs of the Hundy app by borrowers and to drive investments via StartEngine while growing engagement organically.

- *Technology Development*
  26.5%
  Used for consulting fees to build and maintain our technology. VP Engineering ($24,000), Lead Developer ($16,000) and outsourced design and development ($80,000).

- *Salaries*
  8.0%
  Used for CEO compensation ($36,000).

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than October 28 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.hundy.com (Under "More" tab available on the homepage.).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/hundy

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Hundy, Inc.

[See attached]

HUNDY, INC.

FINANCIAL STATEMENTS
YEAR ENDED JUNE 30, 2020 AND 2019
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Hundy, Inc.
Miami, Florida

We have reviewed the accompanying financial statements of Hundy, Inc (the "Company,"), which comprise the balance sheet as of June 30, 2020 and June 30, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending June 30, 2020 and June 30, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, under certain conditions the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

November 13, 2020
Los Angeles, California

HUNDY, INC.
BALANCE SHEET
(UNAUDITED)

As of June 30,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	33,425	$	5,525
Prepaids and other current assets		141,720		55,917
Total current assets		**175,145**		**61,442**
Total assets	$	**175,145**	$	**61,442**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Short term loan	$	4,000	$	93,097
Credit Card		4,635		4,635
Other current liabilities		48,570		1,136
Total current liabilities		**57,205**		**98,869**
Loan payable	$	-	$	-
Convertible Notes		91,172		-
Total liabilities		**148,377**		**98,869**
STOCKHOLDERS' EQUITY				
Common Stock		53		53
Aditional Paid in Capital		(44,948)		(44,953)
SAFE Investment		775,000		458,949
Retained earnings/(Accumulated Deficit)		(703,337)		(451,476)
Total stockholders' equity		**26,768**		**(37,427)**
Total liabilities and stockholders' equity	$	**175,145**	$	**61,442**

See accompanying notes to financial statements.

HUNDY, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended June 30,	**2020**	**2019**
(USD $ in Dollars)		
Net revenue	$ 53,085	$ 26,815
Gross Profit	53,085	26,815
Operating expenses		
General and administrative	272,504	156,224
Sales and marketing	25,643	9,939
Total operating expenses	298,146	166,163
Operating income/(loss)	(245,062)	(139,348)
Interest expense	6,800	1,412
Income/(Loss) before provision for income taxes	(251,861)	(140,760)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (251,861)**	**$ (140,760)**

See accompanying notes to financial statements.

HUNDY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in thousands, $US)	Common Stock		SAFE Investment	Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
Balance—June 30, 2018	5,262,300	$ 53	$ 313,000	$ (44,953)	$ (310,716)	$ (42,616)
Issuance of common shares	-	-	-	-	-	-
SAFE Investment	-	-	145,949	-	-	145,949
Net income/(loss)	-	-	-	-	(140,760)	(140,760)
Balance—June 30, 2019	5,262,300	$ 53	$ 458,949	$ (44,953)	$ (451,476)	(37,427)
Issuance of common shares	-	-	-	5	-	5
SAFE Investment	-	-	316,051	-	-	316,051
Net income/(loss)	-	-	-	-	(251,861)	(251,861)
Balance—June 30, 2020	5,262,300	$ 53	$ 775,000	$ (44,948)	$ (703,337)	$ 26,768

See accompanying notes to financial statements.

HUNDY, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended June 30,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(251,861)	$	(140,760)
Amortization on debt issuance costs		6,800		
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Prepaid expenses and other current assets		(85,803)		(39,506)
Other current liabilities		47,434		-
Net cash provided/(used) by operating activities		**(283,431)**		**(180,266)**
CASH FLOW FROM FINANCING ACTIVITIES				
Short Term Loans		(89,097)		37,656
SAFE Investment		316,051		145,949
Convertible Notes		92,865		-
Debt Issuance Costs		(8,493)		
Issuance of common shares		5		-
Net cash provided/(used) by financing activities		**311,331**		**183,605**
Change in cash		27,900		3,339
Cash—beginning of year		5,525		2,186
Cash—end of year	$	**33,425**	$	**5,525**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

HUNDY, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO JUNE 30, 2020 AND JUNE 30, 2019

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1.   SUMMARY

Hundy, Inc was formed on August 26, 2016 ("Inception") in the State of Delaware. The financial statements of Hundy, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in the Miami, Florida.

Hundy, Inc is a peer-to-peer microlender focused on America's new middle class. Hundy, Inc helps people get loans of up to a few hundred dollars from a network of peers via a friendly, mobile-only app. Borrowers use the Hundy app to get approved and funded within minutes, lenders get a good return on their investment, and the P2P community rewards those who do the right thing. The result, is a community-based lending model that drives network effects creating a new winner-take-all category in consumer lending. Hundy aims to be the leader of this new category by offering an affordable financial cushion to anyone who is creditworthy.

2.   SIGNIFICANT ACCOUNTING POLICIES

Year End

The Company has a fiscal year end of June, 30.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Hundy, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company will recognize revenues from service fees due from loan originations on its mobile application available in the Google Play and Apple iOS app stores when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 13, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaids and other current assets, other current liabilities, consist of the following items:

As of Year Ended June 30,		2020		2019
Prepaid Expenses and Other Current Assets consist of:				
Loan Pool	$	-	$	23,775
Rental Deposit - WeWork		8,000		-
Start Engine Escrow		4,841		
SynapseFi Loan Wallet		128,879		32,142
Total Prepaids Expenses and Other Current Assets	$	**141,720**	$	**55,917**

As of Year Ended June 30,		2020		2019
Other Current Liabilities consist of:				
Business Licenses and Permits	$	1,136		1,136
Accrued Expense		47,434		
Total Other Current Liabilities	$	**48,570**	$	**1,136**

4.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company has authorized the issuance of 10,000,000 shares of our common stock with par value of $0.00001. As of June 30, 2020, and 2019, the company has currently issued 5,262,300 and 5,262,300 shares of our common stock for a consideration of $53.

Future Equity (SAFEs)
From March 8, 2016 through September 9, 2020, the company entered into Simple Agreements for Future Equity ("SAFEs") with 32 investors for an aggregate purchase amount of $775,000. The agreements, which provide the right of the investors to future equity in the Company, are subject to a valuation caps ranging from $2,500,000 to $4,000,000 at various discount rates of 20%, 15% for some and no discount rate for others.

 If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap.

 If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The following is the outline of the SAFEs:

Debt Instrument Name	Principal Amount	Date	Valuation Cap	Discount	Outstanding Balance as of 6/30/20
SAFE	$ 5,000	3/8/2016	2,500,000	20%	$ 5,000
SAFE	5,000	3/11/2016	2,500,000	20%	5,000
SAFE	25,000	4/11/2016	2,500,000	20%	25,000
SAFE	25,000	7/15/2016	2,500,000	20%	25,000
SAFE	5,000	7/29/2016	2,500,000	20%	5,000
SAFE	10,000	8/5/2016	2,500,000	20%	10,000
SAFE	10,000	8/5/2016	2,500,000	20%	10,000
SAFE	5,000	8/12/2016	2,500,000	20%	5,000
SAFE	10,000	8/12/2016	2,500,000	20%	10,000
SAFE	25,000	11/18/2016	2,500,000	20%	25,000
SAFE	25,000	11/18/2016	2,500,000	20%	25,000
SAFE	25,000	6/15/2017	2,500,000	20%	25,000
SAFE	25,000	7/15/2017	2,500,000	20%	25,000
SAFE	10,000	7/26/2017	2,500,000	20%	10,000
SAFE	15,000	9/26/2017	2,500,000	20%	15,000
SAFE	25,000	10/20/2017	3,000,000	15%	25,000
SAFE	15,000	1/19/2018	3,000,000	15%	15,000
SAFE	5,000	3/17/2018	3,000,000	15%	5,000
SAFE	25,000	4/12/2018	3,000,000	15%	25,000
SAFE	5,000	4/17/2018	3,000,000	15%	5,000
SAFE	75,000	5/22/2018	2,500,000	20%	75,000
SAFE	25,000	7/17/2018	2,500,000	20%	25,000
SAFE	5,000	10/16/2018	3,000,000	0%	5,000
SAFE	25,000	11/2/2018	3,000,000	0%	25,000
SAFE	25,000	12/21/2018	3,000,000	0%	25,000
SAFE	10,000	4/26/2019	3,000,000	0%	10,000
SAFE	10,000	4/29/2019	3,000,000	0%	10,000
SAFE	5,000	5/17/2019	3,000,000	0%	5,000
SAFE	150,000	8/2/2019	3,000,000	0%	150,000
SAFE	35,000	9/4/2019	3,000,000	0%	35,000
SAFE	10,000	9/4/2019	3,000,000	0%	10,000
SAFE	100,000	9/20/2019	4,000,000	0%	100,000
Total					**$ 775,000**

As of June 2020, and June 2019, the amounts of SAFE Investment are $775,000 and $458,896 respectively.

5. DEBT

Loan Payable

On April 25, 2020, the company received an SBA'S Paycheck Protection Program loan in the amount of $16,250 through JPMorgan Chase Bank, N.A. The note carries an interest rate of .98% and matures 24 months from the date of its original date. The loan has a deferral period of 6 months and no payment shall be due during the deferral period. The loan is subject to forgiveness at the borrower request and if eligibility is met. As of June 30, 2020 the outstanding balance of the loan is the amount of $4,000.

Convertible Promissory Note Series 2019-CF

On October 9, 2019, the company signed a Convertible Promissory Note agreement as part of series of similar convertible notes issued by the Company pursuant to Regulation Crowdfunding to qualified purchasers on the funding portal StartEngine Capital LLC. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of 12.0 % per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on September 4, 2020.

In the event that the Company issues and sells shares of its stock to investors on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its stock resulting in gross proceeds to the Company of at least $1,500,000.00 (excluding the conversion of the Notes and any other debt), then it converts into Como at conversion price equal to the lesser of 90% of the per share price paid by the Investors or the price equal to the quotient of $4,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing.

As of fiscal year end June 30, 2020 the outstanding amount of the note was in the amount of $92,865. The debt issuance costs amounted to $1,693, resulting in a net balance of $91,171.

Shareholder Loan

From time to time, the company received an advance/loan from one of its existing shareholders Pete Budlong. The loan bears no interest and had an outstanding balance in the amount of $5,107 as of fiscal year ended June 30, 2019. This loan was classified as short term loan as of June 30, 2019 and it was paid off during the year ended June 30, 2020.

Loan Payable

On October 16, 2017, the company entered into a promissory note payable with a certain lender for the amount $5,000. The loan carried a 10% annual interest and will be repaid in one installment of $5,500. The loan matures after 365 days on October 16, 2018, and through verbal agreement, the parties have extended its maturity until 90-day notice is provided. The Loan was paid off during the year ended June 30, 2020.

 On April 20, 2018, the company entered into a promissory note payable with a certain lender for the amount $5,000. The loan carried a 10% annual interest and will be repaid in one installment of $5,500. The loan matures after 365 days on April 20, 2019, and through verbal agreement, the parties have extended its maturity until 90-day notice is provided. The Loan was paid off during the year ended June 30, 2020.

On May 1, 2018, the company entered into a promissory note payable with a certain lender for the amount $5,000. The loan carried a 10% annual interest and will be repaid in one installment of $5,500. The loan matures after 365 days on May 1, 2019, and through verbal agreement, the parties have extended its maturity until 90 day notice is provided. The Loan was paid off during the year ended June 30, 2020. The Loan was paid off during the year ended June 30, 2020.

On July 1, 2018, the company entered into a promissory note with a certain lender for the mount of $5,000, consisting of $3,500 in cash plus $1,500 in rent credit to the borrower (Hundy, Inc). The loan carried an 8% annual interest rate and will be repaid in one installment of $5,400. The loan matures after 365 days on July 1, 2019 provided lender gives 90 days notice to terminate. The loan has been classified to short term loan. On August 15, 2018, the company entered into a promissory note payable with a certain lender for the amount $15,000. The loan carried an 8% annual interest and will be repaid in one installment of $16,200. The loan matures after 365 days on August 15, 2019, and through verbal agreement, the parties have extended its maturity until 90-day notice is provided. The Loan was paid off during the year ended June 30, 2020.

On October 15, 2018, the company entered into a promissory note payable with a certain lender for the amount $10,000. The loan carried an 8% annual interest and will be repaid in one installment of $10,800. The loan matures after 365 days on October 15, 2019. The Loan was paid off during the year ended June 30, 2020.

On December 21, 2018, the company entered into a promissory note payable with a certain lender for the amount $5,000. The loan carried an 8% annual interest and will be repaid in one installment of $5,400. The loan matures after 365 days on December 21, 2019. The Loan was paid off during the year ended June 30, 2020.

On March 08, 2019, the company entered into a promissory note payable with a certain lender for the amount $15,000. The loan carried an 8% annual interest and will be repaid in one installment of $16,200. The loan matures after 365 days on March 08, 2020. The Loan was paid off during the year ended June 30, 2020.

As of June 30, 2019 and June 30, 2018, Loan Payable had an outstanding balance in the amounts of $45,000 and $30,000 respectively. The Loan was paid off during the year ended June 30, 2020.

Operational Loan

On April 03, 2019, the company entered into a promissory note payable with a certain lender for the amount $20,000. The loan carried an 8% annual interest and will be repaid in one installment of $21,600. The loan matures after 365 days on April 03, 2020. The Loan was paid off during the year ended June 30, 2020.

On June 15, 2019, the company entered into a promissory note payable with a certain lender for the amount $20,000. The loan carried a 15% annual interest and will be repaid in one installment of $23,000. The loan matures after 365 days on June 15, 2020. The Loan was paid off during the year ended June 30, 2020.

As of June 30, 2019, the company has the Operational Loan in the amount of $40,000. The Loan was paid off during the year ended June 30, 2020.

6.   INCOME TAXES

The provision for income taxes for the year ended June 30, 2019 and June 30, 2018 consists of the following:

As of Year Ended June 30,	2020	2019
Net Operating Loss	$ (48,426)	$ (42,003)
Valuation Allowance	48,426	42,003
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at June 30, 2019, and June 30, 2018 are as follows:

As of Year Ended June 30,	2020	2019
Net Operating Loss	$ (197,708)	$ (149,282)
Valuation Allowance	197,708	149,282
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of June 30, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of June 30, 2020, the Company had net operating loss ("NOL") carryforwards of approximately $162,285. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of June 30, 2020, and June 30, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of June 30, 2020, and June 30, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and Florida jurisdictions for each year in which a tax return was filed.

7. RELATED PARTY

From time to time, the company received an advance/loan from one of its existing shareholders Pete Budlong. The loan bears no interest and had an outstanding balance in the amount of $5,107 as of fiscal year ended June 30, 2019. This loan was classified as short term loan as of June 30, 2019 and it was paid off during the year ended June 30, 2020.

On August 9, 2019 the Company signed a lease agreement with Umberto Sorbo Revocable Trust for a work/live space shared between Pete Budlong (Hundy) and Jon Lamb (Brickell) who is an early investor in the company. The company paid $1,500 per month and Brickell paid $2,500 per month. The lease matures after 12 months, beginning August 9, 2019 and ending August 8, 2020.

On December 17, 2019 the Company signed a lease agreement with WeWork for a shared work space between Pete Budlong (Hundy) and Jon Lamb (Brickell) who is an early investor in the company. The Company paid $973 per month and Brickell paid $467 per month. The space was intended to be expanded as we added more people but was only retained for 4 months due to Covid.

As of June 30, 2020, and 2019, rent expenses were in the amount of $16,048 and $3,120 respectively.

8. COMMITMENTS AND CONTINGENCIES

Operating Leases

On August 9, 2019 the Company signed a lease agreement with Umberto Sorbo Revocable Trust for a work/live space shared between Pete Budlong (Hundy) and Jon Lamb (Brickell) who is an early investor in the company. The company paid $1,500 per month and Brickell paid $2,500 per month. The lease matures after 12 months, beginning August 9, 2019 and ending August 8, 2020.

On December 17, 2019 the Company signed a lease agreement with WeWork for a shared work space between Pete Budlong (Hundy) and Jon Lamb (Brickell) who is an early investor in the company. The Company paid $973 per month and Brickell paid $467 per month. The space was intended to be expanded as we added more people but was only retained for 4 months due to Covid.

As of June 30, 2020, and 2019, rent expenses were in the amount of $16,048 and $3,120 respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 30, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 13, 2020 the date the financial statements were available to be issued.

On August 07, 2020 the Company signed a lease agreement with Zipporah, Inc. The lease is for a period of 12 months and the Company shall pay rent in the amount of $2,380 on a monthly basis.

On September 4, 2020, the Company's First Hundy crowdfund (CF1) as discussed in note 5 were converted to common stocks.

On September 26, 2020, the Company has received Brex Card company card with credit limit from $5,000 and up.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $251,861, an operating cash flow loss of $283,431 and an accumulated deficit of $703,337 as of June 30, 2020.

The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Hundy, Inc.

P2P Microloans for America's New Middle Class



REQUEST MONEY
$100
Loan Amount
2 weeks
Loan Duration
Continue
1,250
100
Cindy Tran
Borrower
Hundy Community Ranking: 23

Website | Miami, FL | FINANCIAL SERVICES

$38,830 raised

66 Investors	**$5.75M** Valuation Cap
6.0% Annual Interest Rate	**$100.00** Min. Investment
20.0% Discount Rate	**Conv. Note** Offering Type
12/01/22 Maturity Date	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Hundy helps people get loans and deposit advances of up to a few hundred dollars from the people around them via a friendly, mobile-only app. What makes Hundy unique is the loyal community it has built around those who share and celebrate their good character, a key component of creditworthiness that has been lost in the age of FICO.



Overview | Team | Terms | Updates 7 | Comments | Follow

Reasons to Invest

- 10,000+ originations on volume of $1.1M
- Now in 9 states, and expected to be in 18 by Jan 2021, with a 61% compounded monthly growth rate for new state originations over the past quarter
- Consistently ranked by Apple in the App Store's top 200 Finance apps - currently charting at #119

Rewards

Get rewarded for investing more int
Inc.:

$400+

Investment

StartEngine Owner's Bor

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this progra please see the Offering Summary section below.

AN UPDATE SINCE OUR LAST CAMPAIGN

A unique approach to P2P lending

We have brought to life a unique approach to peer-to-peer lending that enables non-accredited investors to get back in the game. We have raised over $1 million from 500+ investors who believe in our vision to make small-dollar loans affordable to anyone who's creditworthy, while turning borrowers into investors. This includes $225k raised in 2019 and 2020 in two previous crowdfunding campaigns. As we expand across the country, we are looking to further partner with the crowd to help fuel our growth as well as source the capital to provide a much needed financial cushion to America's new middle class.

THE PROBLEM

Most of the country is living on the edge

In the past three decades, the median household income has risen 14%, while average house prices soared 290% (Wall Street Journal, Aug 2019). Despite the longest economic expansion in US history over the past decade, with wage growth failing to keep up with the rising costs of housing, health care, and college, much of the country feels crushed under the weight of a financial burden. These moments can be terrifying – waiting for a paycheck to arrive just to be able to pay rent, keep the lights on or buy food. And now, due to COVID-19, the situation just got worse for millions more. According to a just-released Federal Reserve study, around 40% of Americans earning less than $40,000 a year lost a job in March 2020 alone.

This can force people into using debt traps, like payday loans, that charge enormous interest over the first two weeks of a loan or can very quickly bury the borrower by forcing them to pay off one loan with another. Or, they may end up paying bank overdraft fees or late fees, which can be even more expensive. Some may be lucky enough to be able to borrow from friends and family, but that can come with feelings of guilt and embarrassment. On the other side, you may want to lend money to a friend or stranger, but are worried that it won't be paid back. No one wants to be in these situations, but the reality is that they happen, and they are happening ever more frequently in the new reality we now live in.

> *"40% of American consumers would struggle to cover an expense of $400"*
>
> \- Federal Reserve Board 2018

$100+
Investment

All Investor Perk

All investors (currently iOS device required) receive 1 member spons option (per $100 invested) in the H app community for a period of 6 m

$1,000+
Investment

Tier 1

Receive 10 member sponsorship c in the Hundy app community with bonus 3 months beyond the stand month term offered to all investor this offering (9 months)

$2,500+
Investment

Tier 2

Receive 25 member sponsorship c in the Hundy app community with bonus 6 months beyond the stand month term offered to all investor this offering (12 months)

$5,000+
Investment

Tier 3

Receive 50 member sponsorship c in the Hundy app community with bonus 9 months beyond the stand month term offered to all investor this offering (15 months)

$10,000+
Investment

Tier 4

Receive 100 member sponsorship options in the Hundy app commur with a bonus 1 year beyond the



standard 6 month term offered to
investors in this offering (18 month

THE SOLUTION

Reward doing the right thing

Hundy has created a peer-to-peer lending community that rewards good behavior and celebrates those who do the right thing. This mobile-focused community for personal loans allows people to get the money they need quickly without going through back channels or putting themselves into financial peril. Hundy offers a financial cushion to those who are creditworthy but don't have the best credit by traditional measures, while rewarding both borrowers and lenders through a point system that allows them to earn badges and ascend in levels, demonstrating their good character to the community.

With Hundy's mobile app (available for both iOS and Android), you can get a loan or a deposit advance up to $500 through an account that can be set up in just a few minutes. Borrowers will then receive their funds in just one business day. Hundy borrowers are given 31 days to pay back a loan (or 61 days for an advance), with a 60-day grace period if they're unable to pay the loan off in the original time given. Throughout this time, there is an open line of communication with Hundy that helps to maintain one's good status within the community. When users pay back their loans on time, they are given the opportunity to receive larger amounts in the future, and in addition to that, both borrowers and lenders receive points when this happens, which can be used by borrowers towards discounts on loans or earn lenders additional cash back on their investment. And once a borrower makes it to the top level, Hundy will match their points so they can become a lender at very preferential terms, giving many their first long term investment.






800
Hundy Points
Hundy Hub
Anthony Reyes
27 min
I earned 100 points for an On-Time Loan Payoff!
Star
17
4
Jenna Cohen
1 hr
I earned 50 points for joining the Hundy community!
Newbie
11
0
Leah Reynolds
2 hr
I earned 150 points for my borrower's Early Loan Payoff!
Ninja
10
5
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2,075
Hundy Points
All Borrowers
View all borrowers - both sponsored and eligible to be sponsored.
Macie Lawson
Guru
$200 loan funding
Jake Deanda
Guru
$150 loan in week 2
Elijah Martinez
Guru
In between loans
James Santillan
Guru
$250 loan funding
ieisha james
Guru
In between loans
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THE MARKET

Serving America's new middle class

Over three-quarters of U.S. workers live paycheck-to-paycheck (CareerBuilder survey, January 2019), so the situation was already bleak for our new middle class. Mid-pandemic, per the New York Times, "lines of cars stretch for miles to pick up groceries from a food pantry; jobless workers spend days trying to file for unemployment benefits; renters and homeowners plead with landlords and mortgage bankers for extensions; and outside hospitals, ill patients line up overnight to wait for virus testing." **Shown below: People waited in cars for food distribution in San Antonio in early April. "It does underscore the fact that so many people in our country live on a precipice," a national food bank executive said. (Associated Press)**





Given this backdrop, it's no wonder that quick access to affordable cash - even a few hundred dollars - is a must-have for most Americans. According to self-reported survey data collected with each Hundy loan, the number one use of Hundy is to buy groceries followed closely by utilities, a car payment, and help with rent. Over 75% of Hundy's borrowers make less than $60k per year.

Through July 2020, we were lending exclusively in California and have originated over 10,000 loans on volume of $1.1M. We currently have over 1,200 active borrowers and investors in our community. Over 1/3 of borrowers participate in the community, which means they have paid off their loans early or on time and are posting these achievements on the Hundy Hub for everyone to see. In August 2020, we began a geographic expansion by tapping into our nationwide waitlist (currently over 250,000 users), and by early Q1 2021 we should be in 17+ states.

THE BUSINESS MODEL

An ecosystem with network effects

On the demand-side of the marketplace, we've built a community of borrowers who are looking to benefit from their good character and reliability. On the supply-side, Hundy accepts accredited and non-accredited investors who pool their money together to lend to our borrowers. We incentivize both sides of the marketplace for posting and celebrating their achievements as well as encouraging all to do the right thing.

In our hybrid, two-sided marketplace model, Hundy is the lender of record, loaning money to first-time borrowers at a cost about half of what a typical payday lender charges (177% APR during the initial 31-day term), which then drops to 60% if the term is optionally extended to 90 days (we also have a new, interest-free deposit advance product with a 61-day term that is paid for by recipient via an optional donation). Over time, due to the unique data produced by our growing community along with our proprietary AI approval models, our underwriting will improve, which should allow us to reduce our default rate while increasing the approval rate of quality applicants. Finally, both top-rated borrowers and lenders have the opportunity to own a piece of the company

incentivizing viral promotion as the company continues to grow. Once we get these three flywheels working in concert, we'll have a powerful engine for growth.


The Hundy Flywheels
Better Underwriting Data
Access to Capital
More Approvals & Lower Prices
Sharing Good Character
Hundy Community
More Lenders
Borrower Experience
Two-Sided Marketplace
Crowd Ownership
Crowd Ownership Growth
More Borrowers
Viral Promotion

OUR TRACTION

Momentum since the last crowdfund

We couldn't have been more pleased to have added over 450 new investors to the Hundy community during our two raises with StartEngine over the past year. This has created some great momentum for us as we head into 2021:

- **YoY growth:** We doubled loans originated and loan volume and expanded the waitlist by over 50% to over 250,000 users.
- **New growth:** We rolled our Deposit Advance product to eight states (with more on the way) achieving a CMGR of 61% over the past quarter.
- **Product:** Launched the investor side of the platform in beta with over 25% of our investors sponsoring borrowers and added customer cash flow analysis to our credit model increasing our application approval rate by over 40%.
- **Coming next:** In Q1 2021, we anticipate a full release of the investor side of the platform allowing our investors to redeem their points for cash, members and investors to follow each other and over 30 Guru-level borrowers to become investors.

The Numbers (thru November 2020 - except where noted)

- App installs: 318,829
- Waitlisted users: 251,629
- Originations: 10,146
- Transaction volume: $1,132,250

- November gross revenue: $6,929
- Trailing 6-month revenue CMGR: 9%
- Loan payback rate: 90.7%
- Annual borrower retention rate: 82%

OUR MARKETING

Expanding our reach going forward

To date, our marketing has been focused on organic channels and primarily our ASO (App Store Optimization) efforts. As a result, almost all of our app installs have been sourced from the app stores, of which 90% are iOS and 10% Android. Due to licensing restrictions on small-dollar loans in the US, we have been limited to lending in California, so over 85% of our user acquisition has fallen onto the waitlist. Going forward, our plan to is to expand our available audience via our new deposit advance product, and to tap into that new audience using the following marketing channels:

- **Opening Waitlist**: As we enter each new state, we invite people in from the waitlist - in some states, this is tens of thousands of users.
- **Paid Ads:** We've spent the past 6 months testing different ad channels and have been able to get one channel down to a CAC (customer acquisition cost) that is at the magic one-third of our CLTV (customer lifetime value). We plan to allocate close to 15% of the proceeds from the raise to advertising on this channel.
- **Android/Mobile Web**: At less than 10% of our current customer base, Android users are a clear opportunity for us. Due to restrictions that Google has announced for small-dollar loans, we'll be releasing a mobile web version of our app to give Android users easy access to Hundy.

HOW WE ARE DIFFERENT

Hundy has created a unique community

While there are other consumer lending apps focused on non-prime loans of less than a few thousand dollars, Hundy is unique in this category because of its community-centered design. There are three layers to our platform design that each build upon the Hundy community – and the Hundy community is what sets us apart.

The first layer is a social feed where community members can share their

achievements of good character, i.e. paying a loan off early, paying off on time, or paying off after entering the 60 day installment period. **Second, with this offering, we are once again opening up Hundy to non-accredited investors by enabling them to purchase a promissory note convertible into Hundy equity with an ability for these investors to sponsor individual members in the Hundy community.** They can sponsor anyone, or specifically look for people whose stories and/or background that they identify with. And last, both borrowers and lenders will be given an ownership opportunity in the ecosystem they help to create. This truly gives borrowers a path to financial independence, and lenders a way to help them get there while earning cash back.





Star
800
Hundy Points
Borrower Profile
Cindy Tran
Borrower
Newbie
Star
Champion
Ninja
Guru
Points
Awards
Achievements
Hundy Community Ranking: 23
4
Early Payoffs
7
On-time Payoffs
1
Installment Payoffs
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Star
800
Hundy Points
Lender Profile
Leah Reynolds
Lender
Newbie
Star
Champion
Ninja
Guru
Points
Awards
Achievements
2,450
Hundy Points
Ninja
Guru
Only 550 more points to Guru Status (3,000)!
Learn more
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OUR TEAM

We have passion and experience

At the helm of Hundy is Pete Budlong, a veteran of two-sided marketplaces and mobile marketing platforms including Classifieds2000, Excite, Soundflavor and Yelp. Also leading Hundy is Ram Hegde who has directed engineering teams at both Nokia and Intel. Ram was hired to build the Hundy MVP prior to the founding of the company. He then came on as co-founder to build Hundy's

current platform. Our small, but close-knit team is deeply passionate about expanding financial inclusion to anyone with good character. We believe that rewarding good behavior helps to empower those who need a boost and, by creating a unique two-sided mobile marketplace for loans, we are ushering in an era in which we can say 'goodbye' to predatory lending.



Pete Budlong
Founder, CEO & Director
Ram Hegde
Co-Founder & VP Engineering
Mukesh Gami
Full Stack Engineer
Jessica Burns
Marketing Lead
Brian Gunn
Senior Consultant, Credit Risk









USER TESTIMONIALS

Here's what our customers are saying

I appreciate you guys so very much. Thank you
- **Jose T.**, Van Nuys, CA on 11/21/20

Thanks for following. Awesome customer service. I'll invest again because of this experience. Thank you!
- **Ricardo R.**, Lake Forest, CA on 8/5/20

I cannot tell you how much of a relief that is thank you so much for being flexible with me and working with me thank you so very much! 😢😢😭😭❤
- **Racheal E.**, Claremont, CA on 5/16/20

Thank you Hundy happiness team I promise that I will take care of it as soon as I can and pay the balance off and make this right I appreciate you working with me.
- **Leah M.**, Ventura, CA on 4/2/20

Thank you so very much.. I am now able to purchase my insulin from the Walmart Pharmacy. Hundy is truly an incredible service, as I've never had such support in the past with other companies

support in the past with other companies..
- **Michael D**., San Diego, CA on 12/18/19

You guys are honestly life savers !!! You don't know how helpful this was to me and appreciate it!
- **Jose P**., Garden Grove, CA on 10/22/19

Appreciate it and so much thanks to you.. and the whole Hundy team!
- **Ariel L**., Salinas, CA on 10/7/19

Meet our Gurus and Ninjas

Our community is nearly 20,000 members strong, and at the top we currently have 30 Guru and over 100 Ninja borrowers, which are the two highest status levels in the Hundy point system. Once a borrower becomes a Guru, they unlock their ability to become investors on the platform. This will be quite a turnaround for these folks who just a year or two ago were struggling to borrow a few hundred dollars.



THE VISION

P2P lending 2.0 powered by Hundy

The one disappointment of the last decade is the ***lack of opportunity for individual investors, particularly non-accredited investors.***

— Peter Renton, Co-founder Lendit & Editor Lendacademy.com

We envision a world in which anyone who is creditworthy has access to an affordable financial cushion from the people around them, particularly non-accredited investors. With the growing financial struggles facing our new middle class, the ubiquity of mobile devices, and the new crowd-based regulatory advancements made available by the JOBS Act, we believe Hundy is perfectly positioned to deliver on our vision as these three major generational shifts come together.


P2P Lending

JOIN US

Invest in Hundy

We chose to work with StartEngine because allowing real people, not elites or institutions, to invest in loans via Reg-CF is fundamental to our business model. In addition, equity crowdfunding enables both our borrowers and investors to own a piece of the company giving everyone an opportunity to participate in the business.

The growth of our borrower community based on the sharing and celebration of good character is accelerating. After our first crowdfund offering went live, we

added our crowdfund investors to the community for the first time. Shortly after this offering goes live, we'll further link our members and investors together in the community while expanding our geographic reach significantly. **Please join us in making this a reality by becoming part of the Hundy community with your investment today!**



September 2016
Hundy is founded!
Hundy is incorporated in Delaware and founded shortly after.
November 2016
$150k friends & family raise
First funding raise is completed.
January 2018
Hundy is live in California!
The new platform is released out of beta for both iOS and Android.
December 2018
$330k angel raise
Second funding raise is completed.
May 2019
300, 3k, $300k milestone achieved
300 loans/mo, 3k total loans, and $300k loan volume surpassed.
October 2019
Hundy completed first raise on StartEngine!
Closed $87k via Reg-CF alongside $295k angel round.
January 2020
Investor Beta Live
Investor beta released to all crowdfund investors (US-based/iOS).
September 2020
Geographic reach doubles
Hundy expands by adding 8 new states.
October 2020
Hundy completed second raise on StartEngine.
Closed $136k via Reg-CF.
December 2020
Hundy starts third raise on StartEngine!
Raising funds from the crowd to support operations and loans.
February 2021
Investor Release Live
Full investor release with points redemption for both members and investors. (ANTICIPATED)
April 2021
Hundy completes third raise on StartEngine!
Closes $300k via Reg-CF. (ANTICIPATED)

Meet Our Team





Pete Budlong

Founder, CEO & Director of Hundy, Inc.

Pete Budlong is a 3-time entrepreneur and seasoned start-up operator with over two decades of experience at online marketplaces and mobile marketing platforms. He was on the founding team and led business development at Classifieds2000 (acquired by Excite), one of the first two-sided marketplaces on the web. Nearly a decade later, he co-founded Soundflavor (acquired by Ricall), a digital marketplace focused on music discovery. In 2016, motivated by his experience with the lack of access to credit following the Great Recession, Pete founded Hundy. He is the company's full time CEO. Pete believes in giving back and has been the charter donor to two major philanthropic causes: the World Peace Rose Garden at the Cailfornia State Capitol and the "Power of One Lunch with Warren Buffett". Pete holds a BS in Electrical Engineering from the University of the Pacific.



Ram Hegde

Co-Founder & VP Engineering

Ram is dynamic engineering leader with a solid track record of building great engineering teams and delivering innovative solutions in mobile, consumer internet, and open-source software. Previously, he co-founded Clef Software, which delivered educational apps with over 500k installs. Ram's experience ranges from start-ups to large technology companies including Nokia and Intel. After successfully delivering Hundy's MVP as a consultant, he joined Hundy as a co-founder and runs technology development for us out of our office in Bangalore, India. Ram has his diploma in Computer Science & Engineering from SJ Polytechnic and completed the Executive Management Program at the Indian Institute of Management, both in Bangalore.





Mukesh Gami

Full Stack Engineer

Mukesh started his career working for Ram building the



Jessica Burns

Marketing Lead

Jessica is an outstanding social media marketer who knows her



Brian Gunn

Senior Consultant, Credit Risk

Brian is one of Hundy's earliest



Claudette Ngai

Senior Advisor

Claudette started with Hundy as a UX design intern and was working for Ram building the back end of Hundy's MVP. He quickly demonstrated his versatility by picking up Swift in his spare time, took over all iOS responsibilities, and is now a full stack iOS developer. He is Computer Science graduate of Bharath University in Tamil Nadu, India.



mecra marketer who knows her craft well. As a consultant, she helped us launch our first equity crowdfund raise, which was completed in a speedy two weeks, and has continued to bring value to our ongoing marketing efforts. She also stepped up to help us with customer service and is loved by our customers and partners alike.



investors and supporters. He is an accomplished executive with 15 years of experience leading sales and business development teams while growing financial technology and data & analytics businesses. He heads up our alternative credit and AI efforts.



a UX design intern and was quickly promoted into product management. She is the consummate team player and the UX 'true north' of Hundy. Her design philosophy stresses empathy, critical thinking and adaptability. She has a wide skill set that spans the design process, including user research, interaction design, visual design, usability testing and front-end development.





Nader Nejat
Senior Advisor

Prior to the founding of Hundy, Nader was the first guy we tapped to design our mobile-native UX. Instead of just building what we asked for, he started by helping us to develop our product strategy, which is still paying dividends today. He's a business savvy UX design professional with 15+ years experience delivering exceptional customer experiences.





Shailesh Bhat
Senior Advisor

Shailesh and Ram were partners in the company that built our MVP, and he played a key role in getting Hundy launched. As Walmart's Global eComm Director of Product Management, he specializes in creating value through products that solve real customer problems.





Gil Silberman
Advisor

Gil has been our corporate legal advisor, mentor and a voice of reason over the years at Hundy. As Forge's Co-founder and former Chief Legal Officer, he most recently lead corporate structuring and finance as well as legal strategy for this high growth Silicon Valley startup. He is now the Managing Partner at Luca Ventures.





Paul Soter
Advisor

Paul Soter has significant experience gained in government service, at major law firms, and as in-house counsel to a major bank. He helped design our regulatory stack and provides invaluable guidance on financial services, payments, fair lending and consumer crediit.





Diana Hwang
Advisor

Diana was brought on as an advisor to help redesign our products. She designs with clarity and believes that clear communication is key to creating positive experiences. She loves solving pain points by designing intuitive and polished interfaces. We greatly value her guidance as we build products our customers love.





Shantanu Rangnekar
Advisor

Shant was our first advisor as well as the first lender on the Hundy platform. His teams have been responsible for award winning apps with millions of downloads and millions of dollars of revenue. He is currently the VP of Product Management of Commercial Mobile Banking at Wells Fargo.





Nish Nadaraja
Advisor

Nish helped us early on to develop Hundy's brand voice and community strategy. As the original community manager at Yelp and one of its first employees, he created the Yelp Elite program, published and edited the Weekly Yelp and guided their early brand strategy.





Tom Algie
Advisor

Tom provides us with guidance on customer acquisition, anti-fraud technologies, and credit modeling as well as borrower licensing structures. As IDology's National Sales Manager for Consumer Finance, he builds trusted relationships with clients and partners.





Jon Lamb

Founding Investor

Jon was the first angel investor in Hundy and has provided invaluable guidance on business strategy, marketing and fundraising since our founding. As a former founder with multiple successful adtech exits, he is now an early stage investor in multiple consumer direct, fintech, and martech companies in and around Miami.





Jarrod Glandt

Founding Investor

Jarrod is one of Hundy's earliest investors and our biggest cheerleader. He heads up global sales at Cardone Training Technologies based in Miami, and also co-hosts the Young Hustlers, a Gen Y focused Business and Success Podcast, which covers the challenges that over 80 Million millennials entering the workforce will encounter.



Offering Summary

Company :	Hundy, Inc.
Corporate Address :	45 SW 9th Street, Suite 2810, Miami, FL 33130
Offering Minimum :	$10,000.00
Offering Maximum :	$396,724.79
Minimum Investment Amount (per investor) :	$100.00

Terms

Offering Type :	Convertible Promissory Notes
Type of Equity Converted Into :	Common Stock
Conversion Trigger :	$1,500,000.00
Maturity Date :	December 01, 2022
Valuation Cap :	$5,750,000.00
Discount Rate :	20.0%

Annual Interest Rate : 6.0%

What is a Convertible Note?

A convertible note offers you the right to receive Common Stock in Hundy, Inc.. The amount of Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $1,500,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $5,750,000.00 Valuation Cap or if less, then you will receive a 20.0% discount on the price the new investors are paying. You also receive 6.0% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below.

<u>**COVID Relief**</u>

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

<u>**Investment Bonuses***</u>

<u>**Time-Based**</u>

Invest in Week 1 - Get a 20% bonus on the Convertible Note interest rate

Invest in Week 2 - Get a 15% bonus on the Convertible Note interest rate

Invest in Week 3 - Get a 10% bonus on the Convertible Note interest rate

Invest in Week 4 - Get a 5% bonus on the Convertible Note interest rate

* $400 minimum investment required to receive perks

<u>**Amount-Based**</u>

$100+

All investors (currently iOS device required) receive 1 member sponsorship option (per $100 invested) in the Hundy app community for a period of 6 months.

$1,000+

Investment

Tier 1

Receive 10 member sponsorship options in the Hundy app community with a bonus 3 months beyond the standard 6 month term offered to all investors in this offering (9 months)

$2,500+

Investment

Tier 2

Receive 25 member sponsorship options in the Hundy app community with a bonus 6 months beyond the standard 6 month term offered to all investors in this offering (12 months)

$5,000+

Investment

Tier 3

Receive 50 member sponsorship options in the Hundy app community with a bonus 9 months beyond the standard 6 month term offered to all investors in this offering (15 months)

$10,000+

Investment

Tier 4

Receive 100 member sponsorship options in the Hundy app community with a bonus 1 year beyond the standard 6 month term offered to all investors in this offering (18 months)

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

Hundy, Inc. will offer 10% additional bonus interest for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 6.6% instead of 6%.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Funds Disbursement

5 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Hundy, Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Hundy, Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Hundy is targeting Florida next and we need your help

6 days ago

Yesterday, we had the most originations we've done in a single day (55), and we're now covering over a third of the country as shown below. Adding Florida will increase our origination volume nearly 50%. Please consider joining our campaign today to help fund this expansion!



Deposit advance growth for January at 53%!

15 days ago

Now that we've put a wrap on January, here's the latest:

- Our no-fee deposit advance originations are still going strong with a compounded monthly growth rate of 53% over the past 6 months.
- January was the first month that deposit advance originations have exceeded those from

loans and are expected to cross 500 this month.
- We are now covering over 1/3 of the country.

We look forward to your support as we manage this growth!

Hundy launches partnership with Abacus.ai to power our new ML prediction engine!

26 days ago

Earlier this week we launched our partnership with Abacus.ai to integrate cutting-edge deep learning into the Hundy app's onboarding process flow.

The Abacus founding team of AI scientists and ML engineers have shipped high profile products at Google, Amazon Web Services, and Uber and has now raised over $40M to date from the likes of Index Ventures, Eric Schmidt (ex-CEO and Chairman of Google), Ram Shriram (board member of Google), Khosla Ventures, and others.

After many months of training data models and production user testing, we are thrilled to bring Abacus fully online, which is expected to completely automate our onboarding decisioning process while increasing our payback rate significantly.

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Hundy, Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Hundy, Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Hundy just added KY, MI and OH.. now in 17 states!

about 1 month ago

With the addition this week of Kentucky, Michigan and Ohio, the first phase of Hundy's geographic expansion is almost complete. Next up is the Sunshine State, which will put us in 18 states offering our no-fee deposit advance, and then we'll turn our focus back on releasing the investor side of the platform.

Please consider joining our 500+ investors who are helping Hundy deliver an affordable financial cushion to America's new middle class.

Five more states added with new state CMGR at 57%

about 2 months ago

Happy New Year all!

We're starting off the year with some great news:

- In the past two weeks, we've added 5 more states (AL, DE, IN, MO & TN) increasing our US geo coverage to 28% (up from 20%).
- Originations from the new states are still growing at a nice clip with a compounded monthly growth rate of 57%.
- Three more states are scheduled to go live by the end of January.

A big thanks to those who made this progress possible by joining team Hundy in earlier rounds. For all you new folks following us, please consider joining this round to help to fuel our expansion in all you new folks following us, please consider joining this round to help to fuel our expansion in 2021!

-Pete Budlong - CEO, Hundy

END OF UPDATES

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Nicholas K. `16 INVESTMENTS` `INVESTED` 5 days ago
I do not understand your service at all. Okay, so I invest $1,000 and "receive 10 member sponsorship options in the Hundy app community with a bonus 3 months beyond the standard 6 month term offered to all investors in this offering (9 months)."

How does sponsoring 10 members benefit me? What exactly do I get for 9 months? Do I get a percentage of the money they payback on their loan? How do I fund loans? Can I add funds to my account so I can fund these loans?

I am not sure how being an investor benefits me? Do I get dividends?

> **Pete Budlong** - **Hundy, Inc.** 5 days ago
> Hi Nicholas,
>
> All great questions.. and it seems they are really focused on the perks and how being an investor benefits you *beyond* the actual investment itself. Of course, with regard to the investment itself, you are buying a note that converts into equity in the company, and if we do well, you should have an opportunity to exit at some point in the future for a nice return.
>
> Now, to expand on the benefits of the convertible note and the associated perks... (warning tl;dr)
>
> Your note becomes effective as soon as your investment on StartEngine closes and would convert into shares upon a financing of $1.5M+ or a maturity date of 12.1.22, whichever comes first, and at a discount of 20% or a valuation cap of $5.75M, whichever benefits you more. Until that time, you earn 6% on your investment annually.
>
> So, if you invest $1,000, then at the end of the first year, your investment available for conversion into equity is equal to $1,060.00.
>
> With respect to a downstream investor, the convertible note also offers the following advantages: the 20% discount is the benefit you get for investing before a priced round is done within the next 2 years. For example, if the pre-money valuation in such a round is $5 million, your shares would be priced at a $4M valuation. You also get another form of discount, which is the valuation cap. For example, if a priced round is done at an $11.5

million valuation, your shares would be priced at the $5.75 million valuation cap, which is an effective 50% discount. Please note, these examples are hypothetical only.

Within one week of your investment closing, you are eligible to sponsor members in the Hundy app community (initially an iPhone and US address required), which we project can earn you the equivalent of 2 - 3% ARR (over one year) in cash back (points redemption for cash back will be available in the full investor release due out soon) if you regularly optimize your members. Sponsoring members means you select those you feel are a good risk and are rewarded points when they pay back their advances on time.

In the second half of this year, we anticipate offering debt instruments via StartEngine, which will allow you to get cash flow as a P2P investor while not having your investment locked up in equity. Shortly after we launch that, we'll be able to give you the option to effectively provide capital directly to members, if you want to take on the risk in return for greater upside. And of course, if you have been sponsoring members, you'll have a good idea how they will perform so your risk is minimized.

Hope this covered everything and happy to chat further.

Thanks, Pete

Kasseth A. `8 INVESTMENTS` `INVESTED` 7 days ago
I am in just keep me posted as time goes on i save more $ to speed up this campaign toward fundraising success. Because of this pandemic more time needed coz many people are unemployed.Thx

> **Pete Budlong** - Hundy, Inc. 7 days ago
> Understood and sounds great Kasseth :-)

Kasseth A. `8 INVESTMENTS` `INVESTED` 8 days ago
When is the deadline to invest here and how much $ needed to meet the goal. Thx

> **Pete Budlong** - Hundy, Inc. 7 days ago
> Hi Kasseth,
>
> The campaign closes in June of this year. Our goal is to raise $25k - $30k/month. We're a little behind that right now, though once we cross $45k, we start getting promotional assistance from StartEngine.. and we'd love your help to get there!
>
> Thanks,
> Pete Budlong

Jason S. `SE OWNER` `22 INVESTMENTS` a month ago
Pete,

Thanks for sending these updates to communicate to the investors and keeping them informed. I invested in the first two crowdfunding campaigns and plan on doing so again. Since the first campaign, I can see how much effort was placed into Hundy. The website improved, growth of states, and users. I cannot thank you enough for all you're doing. Everyone needs to invest in Hundy and be a beta investor, as I am. It's great to see people using the app in real-time while you back them for a safe loan transaction. Thanks again!!! Now everyone invest again and if you have not, start now!!!

> **Pete Budlong** - Hundy, Inc. a month ago
> Hi Jason,
>
> Thank you for your continued investment and for the kind words! It's always great to hear encouragement like this.. will definitely share with the team :)
>
> Best,
> Pete Budlong

Glen A. 2 months ago

I really like your ideas and concepts - I'm interested to see where this goes. I do have a few questions, but I see that they've already been asked by someone else before me. I won't repeat them here, as Kelly Washington did an excellent job articulating exactly what I was wondering in questions 1-3 in the unanswered post below. I'll look forward to your response there. Thanks!

> **Pete Budlong** - **Hundy, Inc.** 2 months ago
> Hi Glen,
>
> Great to hear and thanks for the investment! Please see the response to Kelly (and Camilo) below, and if you need any clarification, just let me know.
>
> Thanks,
> Pete Budlong

Camilo Z. `3 INVESTMENTS` 2 months ago
Also, another question:

5. What is the market size you are tackling?

> **Pete Budlong** - **Hundy, Inc.** 2 months ago
> Included with response to your previous questions below :)

Camilo Z. `3 INVESTMENTS` 2 months ago
Hi, happy new year!

I have a couple of questions:
1. How are you guys addressing the tax-info part for investors? Will you provide documents at the year of the fiscal year with regards to the returns on the investments made? What is the plan there?
2. What are your planned exit strategies? Do you plan to aim for acquisition or you plan to work on growth for a potential public offering?
3. As an investor, how much per loan should I expect to earn, are the interest rates fixed or variable? How will that work?
4. Are there any guarantees for investors in case of defaulting?

Thanks!

> **Pete Budlong** - **Hundy, Inc.** 2 months ago
> Hi Camilo,
>
> Happy new year to you as well!
>
> 1. How are you guys addressing the tax-info part for investors? Will you provide documents at the year of the fiscal year with regards to the returns on the investments made? What is the plan there?
> PB: After your note converts into equity, you will receive a document for that tax year indicating the gain from your interest earned along with your stock documents. If you participate in any future debt offering/direct funding option, we will provide the required annual tax document indicating any gains/losses for the year.
>
> 2. What are your planned exit strategies? Do you plan to aim for acquisition or you plan to work on growth for a potential public offering?
> PB: We honestly don't think about that right now. We are still in the 'looking for product-market fit' stage. Long term our goal is to have built a company that completely changes the way non-prime borrowers in the US solve their need for short term money, and in the process define a new category in small dollar/P2P lending. If our products have succeeded in building strong network effects such that we have achieved a winner-takes-all outcome, we will completely own this new category and will have the option to choose either of these types of exit.

3. As an investor, how much per loan should I expect to earn, are the interest rates fixed or variable? How will that work?

PB: In the current convertible note offering, you don't really earn a per loan return since you are investing in the company. However, if you participate in the app community by sponsoring members, we estimate you can earn up to the equivalent of 2 - 3% ARR in cash back (cash back for points redeemed will be available in the full lender release this quarter). Now, with the upcoming expansion of Reg-CF, we anticipate offering debt instruments via StartEngine later this year, which will allow you to get cash flow as a P2P lender. Once we do that, we'll be able to give you a direct funding option, if you want to take on more risk in return for greater upside.

4. Are there any guarantees for investors in case of defaulting?

PB: In the current sponsorship model, there is no downside to sponsoring members, and there is only upside if you do as a reward for participating in the community. In any future direct funding option, any defaults would be deducted from your gains, though bear in mind that you will have a unique insight into the best performers by virtue of your sponsorship activities.

5. What is the market size you are tackling?

PB: Just looking at the overall payday loan industry, the transactional volume is around $40 billion/year. Looking at it through the lens of America's new middle class, we estimate this group to be well north of 100 million consumers. (In the US, 3/4 live paycheck to paycheck, 2/3 are non-prime and nearly half can't come up with $400.)

Thanks,
Pete Budlong

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hey, you know that feeling you get once you realize that you don't have enough money to make it until your next paycheck?

...or what's even worse, the feeling you get when you confront the fact that you will need to go through the humiliation of asking friends or family to borrow the money.

Well I do cause I've been there.

That was the way things used to be, but today there is Hundy.

The Hundy mission is simple. Provide good people in a tight spot access to a fast, friendly, and fair solution to their short term money situations.

See at Hundy, we lend based on your good character - because we believe that your character says more about you than your circumstances do.

With Hundy, not only can you help someone through a tight spot with your investment, but you can also participate in the community and be rewarded for backing those who do the right thing.

So join us, join the community, join Hundy today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE

TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

> (a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) **Special provisions for cryptocurrency payments.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S.

dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Subscriber has read and understands the terms, conditions, and fees of the Escrow Agent for payments made in cryptocurrency available here, http://primetrust.com/assets/downloads/Digital_Asset_Disclosures.pdf. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription

Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at June 30, 2020 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. SetApart FS, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which

representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) <u>Investment Limits</u>. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) <u>Subscriber information.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) <u>Company Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. <u>Revisions to Manner of Holding.</u>

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. <u>Indemnity</u>.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. <u>Governing Law; Jurisdiction</u>. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS

SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

> If to the Company, to: %%ADDRESS_OF_ISSUER%%

> If to a Subscriber, to Subscriber's address as shown on the signature page hereto

> or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

> (a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

> (b) This Subscription Agreement is not transferable or assignable by Subscriber.

> (c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

> (d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

> (e) In the event any part of this Subscription Agreement is found to be void or unenforceable,

the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible   %%VESTING_AMOUNT%%
Notes the undersigned hereby irrevocably subscribes for is:

(b)   The Securities being subscribed for will be owned
by, and should be recorded on the Company's books as
held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*   *   *   *   *

This Subscription is   %%NAME_OF_ISSUER%%
accepted   By:
on %%TODAY%%.   %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY

OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES %%YEAR%% - CF

$%%VESTING_AMOUNT%%   %%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on December 1, 2022 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its stock resulting in gross proceeds to the Company of at least $1,500,000.00 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $5,750,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $5,750,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "**Event of Default**" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

> a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

> b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

> c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

> d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

> e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

> f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

> g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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